BNP Paribas Quantitative Strategies, LLC
787 Seventh Avenue
New York, New York 10019
(212) 841-2000

January 10, 2019

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	STREAM Exchange Traded Trust Request to Withdraw Registration Statement on Form S-1 (SEC File Nos. 333-175678 and 333-175678-01)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), Stream Exchange Traded Trust (the “Registrant”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (Reg. Nos. 333-175678 and 333-165678-01), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on July 20, 2011.  The Registrant has determined not to pursue the sale of the securities covered by the Registration Statement at this time.

The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (212) 841-2000.

Respectfully,

STREAM Exchange Traded Trust

By:	BNP Paribas Quantitative Strategies, LLC its Managing Owner

By:	/s/ Paul Drumm
Name: Paul Drumm